Mail Stop 3561

March 26, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael A. Klinicki
  Chief Executive Officer and Chief Financial Officer
CIENEGA CREEK HOLDINGS, INC.
9181 S. Antler Crest Drive
Vail, Arizona 85641

> **Re:** **Cienega Creek Holdings, Inc.**
> **Form 10-KSB for the year ended March 31, 2008**
> **File No. 0-53364**

Dear Mr. Klinicki:

       We have completed our review of your Form 10-KSB and have no further comments at this time.

                                   Sincerely,

                                   David R. Humphrey
                                   Branch Chief